FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………………… ,	2022……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 25, 2022	By ……/s/…… Sachiho Tanino………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 122nd Business Term

TRANSLATION Photograph location: Kuju Flower Park (Taketa City, Oita Pref.) Securities Code: 7751 Photographed using: EOS R5 / RF15-35mm F2.8 L IS USM Interim Report for the 122nd Business Term From January 1, 2022 to June 30, 2022

To Our Shareholders

We are pleased to provide this overview of the first half (from January 1, 2022 to June 30, 2022) of our 122nd Business Term.

In the first half of this term, the global economy encountered downward pressure exacerbated by soaring resource and energy prices, the tight supply of semiconductors and other components, and supply chain disruptions due to developments that include the spread of the Omicron variant, the conflict between Russia and Ukraine, and prolonged lockdowns in China.

However, with demand for our products having been generally firm in this environment, we made every effort to supply products as we addressed the shortage of semiconductors and other components through measures that have included changing product designs to enable use of alternative parts and expanding the supplier base. As a result, we achieved growth in sales of office multifunction devices (MFDs) and laser printers amid recovery in the percentage of people coming into the office, as well as an increase in unit sales of inkjet printers underpinned by stable home-use demand. As for interchangeable-lens digital cameras, mirrorless cameras continued to perform well and sales of interchangeable lenses increased. We also grew sales of network cameras. In addition, sales of medical equipment exceeded those of the previous year amid steady progress in securing orders. Sales of semiconductor lithography equipment increased against a backdrop of healthy capital investment among our customers.

Consolidated net sales for the first half of this term increased by 8.9% year on year and consolidated operating profit increased by 18.1%, reflecting not only solid sales, but also depreciation of the yen. Consolidated net income attributable to Canon Inc. for the first half of this term decreased by 0.6% year on year to 105.0 billion yen as a result of rapid depreciation of yen and subsequent recognition of valuation losses under other expenses upon conversion of foreign currency denominated debt associated with intercompany loans of the parent company.

For the interim dividend for this term, we decided to pay 60.00 yen per share.

We have achieved steady performance, though it has been a year and a half since embarking on Phase VI of the “Excellent Global Corporation Plan” amid a state of worldwide turmoil stemming from the COVID-19 pandemic. Despite an outlook of uncertainty with respect to the business environment surrounding us, we aim to harness the efforts of the entire company in further improving our performance and increasing our corporate value under our basic policy of “accelerating our corporate portfolio transformation by improving productivity and creating new businesses.”

We look forward to our shareholders’ continued support and encouragement.

August, 2022

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results
•

In the first half of this term, despite accelerating inflation and mounting future global economic uncertainty, demand for our products was firm and we made every effort to supply products by addressing the shortage of components through measures that involved changing designs and procuring alternative parts. As a result, consolidated net sales for the first half of this term increased by 8.9% year on year.

•

Consolidated operating profit increased by 18.1% in part due to firm sales and also as a result of efforts to control costs and expenses even amid soaring material and logistical costs. Consolidated net income attributable to Canon Inc. for the first half of this term decreased by 0.6% year on year to 105.0 billion yen as a result of rapid depreciation of yen and subsequent recognition of valuation losses under other expenses upon conversion of foreign currency denominated debt associated with intercompany loans of the parent company.

Note: The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Printing Business Unit

Office Multifunction Devices (MFDs), Document Solutions, Laser Multifunction Printers (MFPs), Laser Printers, Inkjet Printers, Image Scanners, Calculators, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Large Format Printers

Imaging Business Unit

Interchangeable-Lens Digital Cameras, Interchangeable Lenses, Digital Compact Cameras, Compact Photo Printers, Network Cameras, Video Management Software, Video Content Analytics Software, Digital Camcorders, Digital Cinema Cameras, Broadcast Equipment, Multimedia Projectors

Medical Business Unit

Computed Tomography (CT) Systems, Diagnostic Ultrasound Systems, Diagnostic X-ray Systems, Magnetic Resonance Imaging (MRI) Systems, Clinical Chemistry Analyzers, Digital Radiography Systems, Ophthalmic Equipment

Industrial and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, OLED Display Manufacturing Equipment, Vacuum Thin-Film Deposition Equipment, Die Bonders, Handy Terminals, Document Scanners

Changes in Net Sales and Profits First Half Annual Net Sales (100 MILLIONS OF YEN) 18,781 Income before Income Taxes (100 MILLIONS OF YEN) 1,529 Net Income Attributable to Canon Inc. (100 MILLIONS OF YEN) 1,050 Constitution of Sales by Operations (100 MILLIONS OF YEN) Industrial and Others Business Unit 14.4% Sales 2,695 Increased by 2.6% from the First Half of the Previous Term Medical Business Unit 12.6% Sales 2,364 Increased by 0.1% from the First Half of the Previous Term Total Sales 18,781 Increased by 8.9% from the First Half of the Previous Term Printing Business Unit 57.1% Sales 10,723 Increased by 11.8% from the First Half of the Previous Term Imaging Business Unit 19.1% Sales 3,581 Increased by 12.4% from the First Half of the Previous Term 50,000 40,000 30,000 20,000 10,000 0 118th 119th 120th 121st 122nd term 4,000 3,000 2,000 1,000 0 118th 119th 120th 121st 122nd term 4,000 3,000 2,000 1,000 0 118th 119th 120th 121st 122nd term

In office MFDs, sales increased amid firm demand accompanying recovery in the number of people coming into the office. As for laser printers and inkjet printers, we have achieved unit sales growth as remote office and work-from-home arrangements have taken hold. In commercial printing, sales increased on both a unit and a monetary basis amid strong orders for our large printing equipment such as continuous feed and sheet-fed presses.

As a result, sales for this business unit for the first half of this term increased by 11.8% on a consolidated basis, in comparison to the first half of the previous term.

As for interchangeable-lens digital cameras, in addition to continued strong sales of full-frame mirrorless models, in particular the EOS R5 and EOS R6 that were released two years ago and the EOS R3 that was released last year, we increased unit sales of interchangeable lenses by enhancing their lineup. And in the expanding market for network cameras, we significantly increased sales by offering products that capture user needs.

As a result, sales for this business unit for the first half of this term increased by 12.4% on a consolidated basis, in comparison to the first half of the previous term.

As for medical equipment, amid recovering demand for large diagnostic imaging systems, particularly in Europe and the United States, we recorded an increase in sales for the eighth consecutive quarter in the United States, which is positioned as a key market. Consolidated net sales in this business unit exceeded those of the first half of the previous term and orders were at record-high levels, which will boost sales in the second half.

As for semiconductor lithography equipment, we significantly grew unit sales against a backdrop of surging data traffic linked to 5G and increasing capital investment due to the growing use of AI and spread of IoT. As for FPD lithography equipment, though we posted lower unit sales compared to the first half of the previous term during which we recovered from the delay in installation caused by the spread of COVID-19, demand was firm.

As a result, sales for this business unit for the first half of this term increased by 2.6% on a consolidated basis, in comparison to the first half of the previous term.

Imaging Business Unit Printing Business UnitMedical Business Unit Industrial and Others Business Unit Industrial and Others Business Unit (100 MILLIONS OF YEN) Change from the First Half of the Previous Term 12.4%Change from the First Half of the Previous Term11.8% 10,723 3,581 Change from the First Half of the Previous Term 0.1% 2,364 Change from the First Half of the Previous Term 2.6% 2,695 2,000 4,000 6,000 8,000 2,000 4,000 6,000 8,000 2,000 4,000 6,000 8,000 5,000 10,0000 15,000 20,000 25,000 120th 121st 122nd Term 120th 121st 122nd Term 120th 121st 122nd Term First Half Annual First Half Annual First Half Annual First Half Annual

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend” (Guidance for the Direct Deposit of Dividends into an Account)

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholders are able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholders are able to receive dividends for all of the issues they hold through one designated account with a financial institution.	With this method, the shareholders are able to designate the account that the dividends will be transferred to for each issue they hold.

Canon's dividends Divideends correspond to 100 shares Divideends correspond to 200 shares Account at Securities Company X (Holding 100 shares) Account at Securities Company Y (Holding 200 shares)	Canon's dividends Company A's dividends Account at Bank X	Canon's dividends Company B's dividends Account at Bank Y Account at Bank Z

For information regarding procedures:
If you hold shares through a securities company, please contact the securities company where you have an account.
If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends
How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507
0120-288-324 (Toll free, available in Japan only)
Operating hours: 9:00 – 17:00 (Monday – Friday, except national holidays)

* For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Website: global.canon (By following the “Investor Relations” link on the top page, you can view financial information, the IR library, etc.)